EXHIBIT (A)(52)












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English Language Translation


                               ENDESA SHAREHOLDERS

Remember that you have until April 20 at 12:00 [noon] in Santiago and until April 19 at [2:00 p.m.] in the other Regions to make effective your decision to sell your shares of Endesa at

                               [Ch]$250 per Share

Come as soon as possible to give your sale order to Moneda 877 Santiago, or to the offices of Banchile and Banco de Chile throughout the country or to your regular broker.

              If you would like more information, call Banchile at 800 20 28 20 Save yourself the hassle and loss of time. Stop by now!



[BANCHILE LOGO]                                                     [DUKE LOGO]


PRORATION SYSTEM
Duke Energy has offered to purchase in Chile, from Chilean shareholders, a total of 3,680,947,436 shares. The purchase will take place in an auction in a national stock exchange. In the event that the total number of shares offered for sale shall be greater than the number offered to purchase, the acquisition shall be made prorata. This system guaranties equal conditions for all shareholders, irrespective of the number of shares they own.






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